SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM 12b-25
                           NOTIFICATION OF LATE FILING


SEC FILE NUMBER  0-22212    CUSIP NUMBER  450707 10 4


(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
                        [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

-------------------------------------------------------------------------------
For  Period  Ended:  June  30,  1997
[ ]  Transition  Report  on  Form  10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition  Report on Form  N-SAR
For the Transition Period Ended:
-------------------------------------------------------------------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
-------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
-------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant             IVI Publishing, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
                                                    7500 Flying Cloud Drive
City, State and Zip Code                            Minneapolis, MN  55344-3739

-------------------------------------------------------------------------------
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
-------------------------------------------------------------------------------
PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
                                See Attachment A

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Thomas R. King                    612                      347-7059
             (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer  is no, identify report(s).   [X]  Yes   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                          [ ]  Yes   [X]  No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              IVI Publishing, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     August 14, 1997            By /s/ Charles Nickoloff
                                    Vice President & Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTACHMENT
                                       TO
                                   FORM 12b-25
                                       FOR
                              IVI PUBLISHING, INC.


         The Company is not in a position to file its Form 10-Q for the quarter ended June 30, 1997 on a timely basis, and even with unusual effort and substantial expense, the Company would not be in a position to file its Form 10-Q on a timely basis and fulfill its disclosure obligations satisfactorily. There are several issues involving material non-public information relating to the Company which are currently in flux, but which should in the next couple of days evolve to the point where disclosure can be meaningful. If not, the Company will deal with the issues as best it can under the circumstances.